Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State/Country of Organization
Capillary Biomedical, LLC	United States
Tandem Diabetes Care Canada, Inc.	Canada
Tandem Diabetes Care Europe B.V.	The Netherlands
Tandem Diabetes Care International Sarl	Switzerland
TandTandem Diabetes Care Switzerland Sarl	Switzerland
Tandem Diabetes International Holdings B.V.	The Netherlands
Tandem Germany GmbH	Germany
Tandem Diabetes France SAS	France
Tandem Diabetes UK Limited	United Kingdom